Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164267

Prospectus

Ikanos Communications, Inc.

31,800,000 Shares of Common Stock

This prospectus relates to the sale or other disposition of shares of our common stock, or interests therein, previously issued by us, or subject to warrants previously issued by us, in a private placement transaction to the selling stockholders identified in this prospectus and by stockholders named in one or more prospectus supplements that we may file from time to time. The shares of common stock offered under this prospectus and any supplements by the selling stockholders were issued pursuant to a Securities Purchase Agreement dated April 21, 2009, by and among us, Tallwood III, L.P., a Delaware limited partnership, Tallwood III Partners, L.P., a Delaware limited partnership, Tallwood III Associates, L.P., a Delaware limited partnership, and Tallwood III Annex, L.P., a Delaware limited partnership, or the Tallwood Investors.

The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of our common stock, or interests therein on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices. We will not receive any proceeds from the sale or other disposition of the shares, or interests therein, by the selling stockholders.

The selling stockholders may resell or dispose of the shares of our common stock, or interests therein, to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or disposition of the shares, or interests therein. We will bear all costs, expenses and fees in connection with the registration of the shares.

Shares of our common stock are quoted on the Nasdaq Global Market under the symbol “IKAN.” On April 28, the last reported sale price of our common stock was $2.81 per share. You are urged to obtain current market quotations for our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 3 of this prospectus.

The date of this prospectus is April 29, 2010

You should rely only on the information in this prospectus, including the documents incorporated by reference herein. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, shares of our common stock in any jurisdiction in which the offer or sale is not permitted. The information in this prospectus, including the information incorporated by reference herein, is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

This summary highlights selected features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors,” including the information incorporated by reference herein, before making an investment decision. See “Where You Can Find More Information.” Unless stated or the context otherwise requires, references in this prospectus to “Ikanos,” “our company,” “we,” “us” and “our” refer to Ikanos Communications, Inc. and its subsidiaries.

Our Company

We are a leading provider of advanced broadband semiconductor and software products for the digital home. We develop and market end-to-end products for the last mile and the digital home, which enable service providers to offer enhanced triple play services, including voice, video and data. Our products power digital subscriber line access multiplexers, or DSLAMs, optical network terminators, or ONTs, concentrators, customer premise equipment, or CPE, modems and residential gateways, or RGs, for leading original equipment manufacturers, or OEMs. Our products have been deployed by service providers in Asia, Europe and North America. We believe that we can offer advanced products by continuing to push existing limits in silicon, systems and software. We have developed programmable, scalable chip architectures, which form the foundation for deploying and delivering triple play services. Expertise in the creation and integration of unique digital signal processor, or DSP, algorithms with advanced digital, mixed signal and analog semiconductors enables us to offer high-performance, high-density and low power very-high bit speed DSL, or VDSL, products. Flexible network processor architecture with wire-speed packet processing capabilities enables high-performance residential gateways for distributing advanced services in the home. These industry-leading products thus support service providers’ triple play deployment plans to the digital home while keeping their capital and operating expenditures low.

We outsource all of our semiconductor fabrication, assembly and test functions, which enables us to focus on design, development, sales and marketing of our products and reduce the level of our capital investment. Our customers consist primarily of original design manufacturers, or ODMs, contract manufacturers, or CMs and OEMs, who, in turn, sell our semiconductors as part of their solutions to telecommunication service providers, or as they are commonly referred to as service providers. From time to time, we also sell to distributors, who in turn sell to ODMs, CMs and OEMs. From time to time, we utilize sales representatives to market our products. We were incorporated in April 1999, and through December 31, 2001, we were engaged principally in research and development. We began commercial shipment of our products in the fourth quarter of 2002. Over the last three years, our revenue was $107.5 million in 2007, $106.5 million in 2008 and $130.7 million in 2009.

Quarterly revenue fluctuations are characteristic of our industry and affect our business, especially due the concentration of our revenue among a few customers. For instance, in the fourth quarter of 2006, our revenue declined by $15.7 million, or 43%, from the third quarter of 2006. In the third quarter of 2008, our revenue declined by $5.7 million, or 19% from the second quarter of 2008. These quarterly fluctuations can result from a mismatch of supply and demand. Specifically, service providers purchase equipment based on planned deployment. However, service providers may deploy equipment more slowly than initially planned, while OEMs continue for a time to manufacture equipment at rates greater than the rate at which equipment is deployed. As a result, periodically and usually without significant notice, service providers will reduce orders with OEMs for new equipment, and OEMs, in turn, will reduce orders for our products, which will adversely impact the quarterly demand for our products, even when deployment rates may be increasing.

Furthermore, our future revenue growth depends upon new service providers beginning to deploy new platforms with our products, among other factors. It is inherently difficult to predict if and when platforms will pass qualification, when service providers will begin to deploy the equipment and at what rate, because we do not control the qualification criteria or process, and the systems manufacturers and service providers do not always share all of the information available to them regarding qualification and deployment decisions.

On August 24, 2009, we acquired the Broadband Access product line, or BBA, from Conexant Systems, Inc., or Conexant, which includes the backlog, customer relationships, product-related intellectual property, patents, fixed assets and inventory of the product line, for a total purchase price of $53.1 million in cash and the assumption of approximately $6.4 million in employee and lease related liabilities. Adding the BBA products and engineers to Ikanos’ existing portfolio of VDSL solutions has more than doubled our size, expanded our reach into new geographic and product markets and added new research and development capabilities to the existing engineering team. The addition of the BBA products is expected to allow us to develop semiconductor and software products for new markets within the digital home in addition to serving our Broadband DSL and Communications Processors businesses and to reduce costs through economies of scale.

In connection with the BBA acquisition, we sold to the Tallwood Investors 24.0 million shares of our common stock and warrants to purchase up to 7.8 million shares of our common stock for $42.0 million. The net proceeds from the Tallwood Investment were $38.8 million after payment of certain transaction-related costs of $3.2 million. Assuming full exercise of the warrants as of January 3, 2010, Tallwood Investors would have owned approximately 51% of the outstanding shares of our common stock.

In order to fund a portion of the acquisition of the BBA product line, we issued 24,000,000 shares of our common stock and warrants exercisable for up to 7,800,000 shares of our common stock, or Securities, pursuant to a Securities Purchase Agreement and related agreements dated April 21, 2009, by and among us, Tallwood III, L.P., a Delaware limited partnership, Tallwood III Partners, L.P., a Delaware limited partnership, Tallwood III Associates, L.P., a Delaware limited partnership, and Tallwood III Annex, L.P., a Delaware limited partnership.

The transactions described above were approved by our stockholders at a duly noticed meeting held on August 21, 2009, and described in our definitive proxy filed on Schedule 14A dated July 1, 2009.

Our principal executive offices are located at 47669 Fremont Boulevard, Fremont, California 94538. Our telephone number is (510) 979-0400. Our website address is www.ikanos.com. The information on our website is not incorporated by reference in and is not otherwise intended to be part of this prospectus. We have included our website address as an inactive textual reference only.

This prospectus, including the documents incorporated by reference herein, contains references to a number of trademarks that are registered trademarks of ours or our affiliates or trademarks for which we or our affiliates have pending registration applications or common law rights. These include Ikanos Communications, Inc., the Ikanos name and design logo are our registered trademarks. This prospectus may also include trade names, trademarks and service marks of other companies and organizations.

The Offering

Common stock offered by selling stockholders	Up to 31,800,000 shares

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock in this offering.

Nasdaq Global Select Market symbol	IKAN

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, and in our other filings with the SEC, before deciding whether to invest in shares of our common stock. Additional risks and uncertainties not presently known to us may also affect our business. If any of these known or unknown risks or uncertainties actually occurs with material adverse effects on us, our business, financial condition and results of operations could be seriously harmed. In that event, the market price for our common stock will likely decline and you may lose all or part of your investment.

Risks Related to Our Acquisition of the BBA Product Line

Benefits anticipated from acquiring the BBA product line from Conexant may not occur if we are not successful in achieving the synergies expected from integrating the sales, operations and engineering functions of the two businesses.

We expect to realize a number of synergies from integrating the BBA product line with our existing business. We expect the combined revenue to continue to be at least double pre-acquisition levels. We also anticipate gross margin synergies of $4 million to $6 million annually, due to greater wafer volumes, and thus lower pricing, at one of our wafer foundries as well as other supply chain consolidations. Additionally, based upon reductions in the headcount, elimination of duplicate overhead and general and administrative costs in the combined business, we reduced overall operating expenses. These synergies are expected to result in the combined company being profitable, excluding amortization of acquisition-related intangibles, amortization of the fair-value of acquired inventory, stock-based compensation expense and restructuring charges. However, our anticipated revenues could be negatively affected by lower-than-expected order rates from our key customers and increased pricing pressure from our larger competitors. With respect to cost savings from outside vendors including our foundries and packaging subcontractors, those savings are dependent upon negotiations which have not yet been completed, and may not result in the savings on which our future profitability estimates are based. Furthermore, the BBA product line may not be effectively integrated, may be unable to maintain key pre-acquisition business relationships, may result in the loss of key personnel, may contribute to increased fixed costs and may expose us to unanticipated liabilities and otherwise harm our operating results.

We may not be able to realize all the benefits of the acquisition of the assets of the BBA product line of Conexant.

Our acquisition of the BBA product line of Conexant involves the integration of two businesses that previously operated independently. The integration of the departments, systems, business units, operating procedures and information technologies of the two businesses presents a significant challenge to management. We cannot assure that it will be able to integrate and manage these operations effectively. The failure to successfully integrate in a timely manner, or at all, could have an adverse effect on the results of operations and financial condition of our Company. The difficulties of combining our Company with the assets of the BBA product line of Conexant include:

•	the necessity of coordinating geographically separated organizations;

•	implementing common systems and controls;

•	integrating personnel with diverse business backgrounds;

•	the challenges in developing new products and services that optimizes the assets and resources of the two businesses;

•	integrating the businesses’ technology and products;

•	combining different corporate cultures;

•	unanticipated expenses related to integration, including technical and operational integration;

•	retaining key employees; and

•	retaining and maintaining relationships with existing customers, as well as needed distributors and other partners.

Also, the process of integrating operations could cause an interruption of, or loss of momentum in the combined Company’s activities. The diversion of our attention and any delays or difficulties encountered in connection with the integration of the operations could have an adverse effect on our business and results of operations.

Risks Related to Our Customers and Markets

Our quarterly operating results have fluctuated significantly over time and are likely to continue to do so, principally due to the nature of telecommunication service providers’ capital spending cycles, their purchasing practices, the design win process as well as other factors. As a result, we may fail to meet or exceed our revenue forecasts or the expectations of securities analysts or investors, which could cause the market price of our common stock to decline.

The telecommunications semiconductor industry is highly cyclical and subject to rapid change and, from time to time, has experienced significant downturns. These downturns are characterized by decreases in product demand and excess inventories held by our customers, OEMs, and their customers, the telecommunications service providers (also called “service providers”). To respond to these downturns, many service providers slow their capital expenditures, change their purchasing practices to use refurbished rather than new equipment – thereby reducing the demand for new semiconductors by our direct customers, cancel or delay new developments, reduce their workforces and inventories and take a cautious approach to acquiring new equipment and technologies from OEMs, usually with very little notice.

Quarterly fluctuations in revenue are characteristic of our industry. And given the concentration of our revenue among a few significant customers and given their buying patterns, we have experienced, and likely to experience again, significant quarterly fluctuations of revenue.

We win our supply relationships by working with OEMs and service providers to have our semiconductors and software designed into systems that will be deployed by service providers over multiple quarters. At any given time, as is currently the case, we are competing for one or more of these design wins. If we are not successful in obtaining these design wins, our revenue results would be negatively affected. Even when we are designed into OEMs’ equipment, service provider deployments can be affected by various factors, including but not limited to the OEMs’ test and evaluation cycle, demand for DSL-based broadband services, government regulatory actions and competitors’ efforts to protect or gain market share. These factors may result in deployment delays from six months to over a year. We are aware of such deployment delays currently affecting various customers.

The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect our ability to ship products. Accordingly, our operating results may vary significantly as a result of the general conditions in the semiconductor or broadband communications industry, which could cause the market price of our common stock to decline.

Historically, our expenses have fluctuated, and are likely to continue to fluctuate, due to factors including new product releases and acquisitions.

Our expenses are also subject to quarterly fluctuations resulting from various factors. Fluctuations in our operating expenses may be due to a number of factors, including, but not limited to, higher expenses associated with new product releases, costs of design tools, large up-front license fees to third parties for intellectual property integrated into our products, as well as extraordinary expenses related to acquisitions of other businesses, such as the acquisitions of product lines from Centillium Communications and Conexant Systems in the past two years. Other factors are identified throughout this Risk Factors section. As a result, quarter to quarter comparisons of our operating expenses and results should not be relied on as an indicator of future performance. If our operating results do not meet the expectations of securities analysts or investors for any quarter or other reporting period, the market price of our common stock may decline.

The ongoing worldwide recession could dampen demand for services based upon our products.

Our business is not directly tied to the reported causes of the on-going recession. However, we believe that consumer-targeted broadband services, which are deployed using our technology, are part of most households’ discretionary spending. If individual consumers decide not to install—or decide to discontinue purchasing—broadband services in their homes in order to save money in an uncertain economic situation, the resulting drop in demand could cause telecommunications service providers to reduce or stop placing orders for OEM equipment containing our products. Accordingly, the OEMs’ demand for our products could drop further, potentially having a materially negative effect on our revenue.

We have had a history of losses, and future losses may cause the market price of our common stock to decline. We may not be able to reduce our expenses or generate sufficient revenue in the future to achieve or sustain profitability.

Since our inception, we have only been profitable on a GAAP basis in the third and fourth quarter of 2005. Prior to the third quarter of 2005, we incurred significant net losses, and we incurred losses in the past fourteen quarters. Beginning in 2006, accounting rules required us to report stock-based compensation as an expense, which has comprised a substantial portion of our quarterly and annual losses, as reported on a GAAP basis. We have an accumulated deficit of $220.9 million as of January 3, 2010. To achieve profitability again, we will need to generate and sustain higher revenue, while maintaining cost and expense levels appropriate and necessary for our business. Because many of our expenses are fixed in the short term, or are incurred in advance of anticipated sales, we may not be able to continue to hold down our costs and expenses in a timely manner to offset any lower-than-forecasted revenue shortfall as we experienced in the fourth quarter of 2006. We may not be able to achieve profitability again and, even if it were able to attain profitability again, we may not be able to sustain profitability on a quarterly or an annual basis in the future.

The general tightening of the capital markets could potentially limit our access to financial resources.

If we continue to operate at a loss and the cash on our balance sheet continues to decline, there is a possibility that we could have to seek out and evaluate alternative sources of financing in order to fund operations. Historically, we have not had to use debt financing to operate the business. If that situation were to change and general economic conditions worsen again, we believe it would be very difficult to borrow funds on terms favorable to it, if at all, due to the extremely limited availability of credit in the current economic environment. The unavailability of credit along with limits on other financing alternatives could thus negatively impact our business. Even if we were able to secure debt financing, the terms could be unfavorable to us, and we may be subject to various restrictive covenants, which could limit our ability to operate our business.

Our success is dependent upon achieving design wins into commercially successful OEM and ODM systems.

Our products are generally incorporated into our OEM and ODM customers’ systems at the design stage. As a result, we rely on OEMs to select our products to be designed into their systems, which we refer to as a “design win.” We often incur significant expenditures over multiple fiscal quarters in attempting to obtain a design win without any assurance that an OEM will select our product for design into its own system. Additionally, in some instances, we are dependent on third parties to obtain or provide information that it needs to achieve a design win. Some of these third parties may not supply this information to us on a timely basis, if at all. Furthermore, even if an OEM designs one of our products into its system offering, we cannot be assured that its equipment will be commercially successful or that it will receive any orders and, accordingly, revenue as a result of that design win. Our OEM customers are typically not obligated to purchase our products and can choose at any time to stop using them if their own systems are not commercially successful, if they decide to pursue other systems strategies, or for any other reason. If we are unable to achieve design wins or if our OEM customers’ systems incorporating our products are not commercially successful, our revenue would suffer.

If demand for our semiconductor products declines or does not grow, we will be unable to increase or sustain our revenue, and our operating results will be harmed.

We currently expect our current semiconductor products, including the product lines that we acquired from Conexant, to account for substantially all of our revenue for the foreseeable future. If we are unable to develop new products or to successfully integrate acquired products and technology to meet our customers’ demand in a timely manner, if demand for our semiconductors declines or fails to grow, or if the broadband, communication processor or other markets addressable by our products do not materialize as expected, it would harm our business. In addition to being affected by global macroeconomic factors, the markets for our products are characterized by frequent introduction of new semiconductors, short product life cycles and significant price competition. If we or our OEM customers are unable to manage product transitions in a timely and cost-effective manner, our revenue would suffer. In addition, frequent technology changes and introduction of next generation products may result in inventory obsolescence, which would increase our cost of revenue and adversely affect our operating performance.

The average selling prices and gross margins of certain of our products are subject to declines, which may harm our revenue and profitability.

Our products are subject to rapid declines in average selling prices due to competitive pressures, including lowering average selling prices in order to maintain or increase market share. We have lowered our prices significantly at times to gain or maintain market share, and we expect that we will reduce prices again in the future. Offering reduced prices to one customer could likely impact our average selling prices to all customers. In addition, we have not been able to reduce our costs of goods sold as rapidly as our prices have declined. Our financial results will suffer if we are unable to maintain or increase pricing, or are unable to offset any future reductions in our average selling prices by increasing our sales volumes, by reducing our manufacturing costs or by developing new or enhanced products that command higher prices or better gross margins on a timely basis.

An OEM customer or a service provider may decide to cancel, delay or change its product plans, which could cause us to lose or delay anticipated sales.

Even if an OEM customer selects one of our products to incorporate into its equipment, we have no assurances that the customer will ultimately market and sell its equipment or that such efforts by the customer will be successful. The delays inherent in our lengthy sales cycle increases the risk that an OEM customer or service provider will decide to cancel or change its product plans. From time to time, we have experienced changes and cancellations in the purchase plans of our OEM customers. A cancellation or change in plans by an OEM customer or service provider could cause us to not achieve anticipated revenue and result in volatility of the market price of our common stock. In addition, our anticipated sales could be lost or substantially reduced if a significant OEM customer or service provider reduces or delays orders during our sales cycle or chooses not to release equipment that contains our products.

Our product sales mix is subject to frequent and unexpected changes, which may impact our revenue and margin.

Our product margins vary widely by product. As a result, a change in the sales mix of our products could have an impact on the forecasted revenue and margins for the quarter. Our modem only products within the Gateway product family generally have lower margins as compared to our Access product family. Furthermore, the product margins within our Access product line can vary based on the type and performance of deployment being used as customers typically pay higher selling prices for higher performance. While we make estimates of what we believe the product mix will be in a given quarter, actual results can be materially different than our estimates.

Because we depend on a relatively small number of significant customers for a substantial portion of our revenue, the loss of any of our key customers, our inability to continue to sell existing and new products to our key customers in significant quantities or our failure to attract new significant customers could adversely impact our revenue and harm our business.

We derive a substantial portion of our revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer or a decline in business with any significant customer would materially and adversely affect our financial condition and results of operations. The following customers accounted for more than 10% of our revenue for any one of the periods indicated. We have indicated the OEM customer based on information that we receive at the time of ordering.

Direct Customer	OEM Customer	2009	2008	2007
Sagemcom	Sagemcom	19%	21%	20%
Paltek Corporation	Sumitomo Electric Industries	12	23	*
NEC Corporation	NEC Corporation	11	25	29
Alcatel-Lucent and its CMs(a)	Alcatel-Lucent	*	11	*
Altima Corporation	Sumitomo Electric Industries	*	*	12
Uniquest	Dasan, Millinet and Ubiquoss	*	*	11

*	Less than 10%
(a)	Alcatel and Lucent Technologies, subsequent to their 2007 merger, accounted for a combined 10% of our revenue in 2007.

A small group of OEM customers historically has accounted for a substantial portion of our revenue; the composition of this group has varied, and we expect that it will continue to vary over time. Further, we expect that this small group of customers will continue to account for a substantial portion of our revenue for the foreseeable future. Accordingly, our future operating results will continue to depend on the success of our largest OEM customers and on our ability to sell existing and new products to these customers in significant quantities. Demand for our semiconductor products is based on service provider demand for its OEM customers’ systems products. Accordingly, a reduction in growth of service provider deployment of product that uses our semiconductors would adversely affect our product sales and business.

In addition, our relationships with some of our larger OEM customers may also deter other potential customers who compete with these customers from buying our products. To attract new customers or retain existing OEM customers, we have offered and may continue to offer certain customers favorable prices on our products. If these prices are lower than the prices paid by other existing OEM customers, we may have to offer the same lower prices to certain of these customers. In that event, our average selling prices would decline. The loss of a key customer, a reduction in sales to any major customer, or our inability to attract new significant customers in the absence of any offsetting sales would harm our business.

In the past year, we have experienced a turnover in several senior management positions, and may be unable to attract, retain and motivate key senior management and technical personnel, which could harm our development of technology and ability to be competitive.

In 2009, we added a new Chief Operating Officer, a new Chief Technology Officer, a new Senior Vice President of Worldwide Sales and a new Vice President of Operations. As required, we seek out highly-qualified candidates to fill positions throughout our business. We will continue to examine ways to improve our processes, productivity and results. In addition, on April 27, 2010, our Chief Executive Officer resigned and our Chairman of the Board was appointed Executive Chairman and will serve as Interim President and Chief Executive Officer.

Our future success depends to a significant extent upon the continued service of our senior executives and key technical personnel as well as the integration of new senior executives. We do not have employment agreements with any of these executives or any other key employees that govern the length of their service. Changes in the services of senior management or technical personnel could impact our customer relationships, employee morale, and our ability to operate in compliance with existing internal controls and regulations and harm our business.

Furthermore, our future success depends on our ability to continue to attract, retain and motivate other senior management and qualified technical personnel, particularly software engineers, digital circuit designers, mixed-signal circuit designers and systems and algorithms engineers. Competition for these employees is intense. Stock options and other forms of incentive equity grants generally comprise a significant portion of our compensation packages for all employees, and as long as the price of our common stock remains depressed it may make it more difficult for us to attract and retain key employees, which could harm our ability to provide technologically competitive products. Additionally, a reduction in staff could negatively affect employee morale. We have periodically reduced or reorganized our staff in response to business conditions. Workforce reductions, site closures and job reassignments could negatively affect employee morale and make it difficult to motivate and retain the remaining employees and contractors, which would affect our ability to deliver our products in a timely fashion and otherwise negatively affect our business.

Because of the rapid technological development in our industry and the intense competition it faces, our products tend to become outmoded or obsolete in a relatively short period of time, which requires us to provide frequent updates and/or replacements to existing products. If we do not successfully manage the transition process to next generation semiconductor products, our operating results may be harmed.

Our industry is characterized by rapid technological innovation and intense competition. Accordingly, our success depends in part on our ability to develop next generation semiconductor products in a timely and cost-effective manner. The development of new semiconductor products is expensive, complex and time consuming. If we do not rapidly develop our next generation semiconductor products ahead of our competitors, we may lose both existing and potential customers to competitors. Further, if a competitor develops a new, less expensive product using a different technological approach to delivering broadband services over existing networks, our products would no longer be competitive. Conversely, even if we are successful in rapidly developing new semiconductor products ahead of competitors and we do not cost-effectively manage our inventory levels of existing products when making the transition to the new semiconductor products, our financial results could be negatively affected by high levels of obsolete inventory. If any of the foregoing were to occur, then our operating results would be harmed.

Risks Related to the Tallwood Investment

Tallwood Investors may exercise significant influence over us, including through their ability to elect three of seven members of our Board of Directors.

The common stock owned by Tallwood Investors represent approximately 44% of the outstanding shares of our common stock (excluding the exercise of the warrants). Assuming the full exercise of the 7.8 million warrants, the Securities owned by the Tallwood Investors will represent 51% of the outstanding shares of our common stock. Until the third anniversary of the closing of the issuance of the Securities to the Tallwood Investors, the Tallwood Investors have agreed to vote all of their shares in excess of the shares constituting 35% of our Company’s outstanding common stock in the same proportion as the votes cast by all the other Ikanos stockholders. Our Company and the Tallwood Investors have entered into a “Stockholder Agreement”, which, among other things, contains certain governance arrangements and various provisions relating to board composition, stock ownership, transfers by the Tallwood Investors and their affiliates, voting and other matters. Subject to certain exceptions, the Tallwood Investors are permitted under the terms of the Stockholder Agreement to maintain their ownership interest in our Company in subsequent equity offerings by Ikanos. As a result, the Tallwood Investors may have the ability to significantly influence the outcome of any matter submitted for the vote of Ikanos’ stockholders. The Certificate of Designation of the Series A Preferred Stock provides that the Tallwood Investors have the right to designate three out of seven directors to our Board of Directors while the Tallwood Investors hold at least 35% of the outstanding our common stock, and a number of directors to Ikanos’ Board of Directors proportional to the Tallwood Investors’ ownership position in Ikanos after such time as the Tallwood Investors hold less than 35% of the outstanding our common stock. As a result, the directors elected to our Board of Directors by the Tallwood Investors may exercise significant influence on matters considered by our Board of Directors. The Stockholder Agreement also includes restraints on the ability of Tallwood Investors to transfer and vote their shares and to acquire additional shares of our Common Stock. The Tallwood Investors may have interests that diverge from, or even conflict with, those of Ikanos and its other stockholders.

The market price of our common stock may decline as a result of future sales of the Securities by the Tallwood Investors.

We are unable to predict the potential effects of the Tallwood Investors ownership of 44% of our outstanding common stock on the trading activity in and market price of our common stock. Pursuant to the Stockholder Agreement, we have granted the Tallwood Investors and their permitted transferees registration rights for the resale of the shares of our common stock and shares of our common stock underlying the Warrants, in each case, included in the Securities. Under the terms of the registration rights, we have filed a registration statement which permits the resale of such securities into the public market, and any such resale would increase the number of shares of our common stock available for public trading. Sales by the Tallwood Investors or their permitted transferees of a substantial number of shares of our common stock in the public market, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock.

Holders of our common stock will not be entitled to elect a certain number of directors of our Company while the Tallwood Investors control a voting share of our Series A Preferred (the “Voting Share”).

As the holder of the Voting Share, Tallwood III Partners, L.P., has the right to designate three members out of seven members to our Board of Directors while the Tallwood Investors hold at least 35% of the outstanding Ikanos common stock, and a number of directors to our Board of Directors proportional to the Tallwood Investors’ ownership position in Ikanos after such time as the Tallwood Investors hold less than 35% of the outstanding Company’s common stock. During the time they control the Voting Share, the Tallwood Investors will be able to exert significant influence over us and may have interests that diverge from, or even conflict with, those of Ikanos and its other stockholders.

Risks Related to Our Operations and Technology

We rely on third-party technologies for the development of our products, and our inability to use such technologies in the future would harm our ability to remain competitive.

We rely on third parties for technologies that are integrated into some of our products, including its memory cells, input/output cells, hardware interfaces and core processor logic. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies fail to operate properly, we may not be able to secure alternatives in a timely manner and our ability to remain competitive would be harmed. While we have not experienced material warranty costs in any period as a result of the issue related to this intellectual property, there can be no assurance that it will not in the future experience material damages from this or other licensed intellectual property. Failure to use the technologies we have purchased could also result in unfavorable impairment costs. In addition, if we are unable to successfully license technology from third parties to develop future products, we may not be able to develop such products in a timely manner or at all.

We are a fabless semiconductor company and may rely on one wafer foundry and one assembly and test subcontractor to manufacture, package and test each of our products, and our failure to secure and maintain sufficient capacity with these subcontractors, or if a subcontractor ceases operations, or other such developments could impair our relationships with customers and decrease sales, which would negatively impact our market share and operating results.

We are a fabless semiconductor company in that it we do not own or operate a fabrication or manufacturing facility. Currently, nine wafer foundries and six outside factory subcontractors, located in Austria, China, Israel, Korea, Malaysia, Singapore, Thailand, Taiwan, and the United States manufacture, assemble and test all of our semiconductor devices in current production. While we work with multiple suppliers, generally only one foundry and one assembly and test subcontractor may be used for a single product. Accordingly, we are greatly dependent on a limited number of suppliers to deliver quality products on time.

In past periods of high demand in the semiconductor market, we have experienced delays in meeting our capacity demand and as a result were unable to deliver products to our customers on a timely basis. In addition, we have experienced similar delays due to technical and quality control problems. Furthermore, our costs for manufacturing services or components have increased from time to time without significant notice.

In the fall of 2008, we received notice that one of our subcontractors would close a fabrication facility where two of our products were made. The fabrication facility has ceased manufacturing products. Accordingly, we made arrangements for our subcontractor to build an adequate supply of the two products fabricated at this facility sufficient to meet our anticipated demand for the remaining lifetime of these products. Customers will have to migrate to chips manufactured at the new fabrication facility, which could cause delays or loss in customers.

In the future, if any of these events occur, or if the facilities of any of its subcontractors suffer any damage, power outages, financial difficulties or any other disruption due to natural disasters, terrorist acts or otherwise, we may be unable to meet our customer demand on a timely basis, or at all, and we may be required to incur additional costs and may need to successfully qualify an alternative facility in order to not disrupt our business. We typically require several months or more to qualify a new facility or process before it can begin shipping products. If we cannot accomplish this qualification in a timely manner, we would experience a significant interruption in supply of the affected products which could in turn cause our costs of revenue to increase and our overall revenue to decrease. If we are unable to secure sufficient capacity at our subcontractors’ existing facilities, or in the event of a closure or significant delay at any of these facilities, our relationships with customers would be harmed and our market share and operating results would suffer as a result. In addition, we do not have formal pricing agreements with our subcontractors regarding the pricing for the products and services that they provide. If their pricing for the products and services they provide increases and we are unable to pass along such increases to our OEM customers, our operating results would be adversely affected.

In the event we seek to use new wafer foundries to manufacture a portion of our semiconductor products, we may not be able to bring the new foundries on-line rapidly enough and may not achieve anticipated cost reductions.

As indicated above, we use of a limited number of independent wafer foundries to manufacture all of our semiconductor products exposes us to risks of delay, increased costs and customer dissatisfaction in the event that any of these foundries were unable to provide it with our semiconductor requirements. Particularly during times when semiconductor manufacturing capacity is limited, we may seek to qualify additional wafer foundries to meet our requirements. In order to bring these new foundries on-line, our customers may need to qualify product from the new facility, which could take several months or more. Once qualified, these new foundries would then require an additional number of months to actually begin producing semiconductors to meet our needs, by which time the temporary requirement for additional capacity may have passed or the opportunities previously identified may have been lost to our competitors. Furthermore, even if these new foundries offer better pricing than existing manufacturers, if they prove to be less reliable than existing manufacturers, we would not achieve some or all of the anticipated cost reductions.

When demand for manufacturing capacity is high, we may take various actions to try to secure sufficient capacity, which may be costly and negatively impact our operating results.

The ability of each of our subcontractors’ manufacturing facilities to provide us with semiconductors is limited by its available capacity and existing obligations. Although we have purchase order commitments to supply specified levels of products to our OEM customers, we do not have a guaranteed level of production capacity from any of our subcontractors’ facilities that it depends on to produce semiconductors. Facility capacity may not be available when we need it or at reasonable prices. We place our orders on the basis of our OEM customers’ purchase orders or our forecast of customer demand, and our subcontractors may not be able to meet our requirements in a timely manner. In addition, our subcontractors have also allocated capacity to the production of other companies’ products and reduced deliveries to us on short notice. It is possible that our subcontractors’ other customers that are larger and better financed than us, or that have long-term agreements with our subcontractors, may have induced the subcontractors to reallocate capacity to them. If this reallocation were to occur again, it would impair our ability to deliver products on a timely basis.

In addition, due to the weak global economy, some of our subcontractors laid off employees over the past year and/or shortened work schedules. These reductions in labor and factory operations have resulted in sporadic capacity constraints that could impair our ability to obtain finished products in time to meet customer demand.

In order to secure sufficient manufacturing facility capacity when demand is high and mitigate the risks described in the foregoing paragraphs, we may enter into various arrangements with subcontractors that could be costly and negatively affect our operating results, including:

•	option payments or other prepayments to a subcontractor;

•	nonrefundable deposits with or loans to subcontractors in exchange for capacity commitments;

•	contracts that commit us to purchase specified quantities of components over extended periods;

•	purchase of testing equipment for specific use at subcontractors’ facilities;

•	issuance of equity securities to a subcontractor; and

•	other contractual relationships with subcontractors.

We may not be able to make any such arrangements in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility and not be on terms favorable to us. Moreover, if we are able to secure facility capacity, it may be obligated to use all of that capacity or incur penalties. These penalties and obligations may be expensive and could harm our business.

If our subcontractors’ manufacturing facilities do not achieve satisfactory quality or yields, our relationships with our customers and our reputation will be harmed, and our revenue, gross margin and operating results could decline.

Defects in our products may not be always detected by the testing processes performed by our subcontractors or by our staff. Those defects can result from a variety of causes, including but not limited to manufacturing problems or intellectual property licensed from third parties. If defects are discovered after it has shipped products, we have experienced, and could continue to experience, warranty and consequential damages claims from our customers.

We incorporate third party intellectual property into our products. That intellectual property consists of elements of the semiconductor, such as the processor core, standard external interfaces, as well as applications that run on our products. From time to time, our customers have discovered errors or defects arising from these third party intellectual property designs. We and our contract manufacturers attempt to catch these defects in the testing process, but are not always successful. As a result, we have to work with our customers to resolve the issues that they experience when integrating our products into their systems. If we are unable to deliver quality products, our reputation would be harmed, which could result in the loss of, future orders and business with our customers. If any of these adverse risks are realized and we are not able to offset the lost opportunities, our revenue, margins and operating results would decline.

The fabrication of semiconductors is a complex and technically demanding process. Minor deviations in the manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be stopped or suspended. We have experienced difficulties in achieving acceptable yields on some of our products, particularly with new products, which frequently involve newer manufacturing processes and smaller geometry features than previous generations. Maintaining high numbers of shippable die per wafer is critical to our operating results, as decreased yields can result in higher per unit cost, shipment delays and increased expenses associated with resolving yield problems.

Although we work closely with our subcontractors to minimize the likelihood of defects that cause reduced manufacturing yields, the subcontractors’ facilities have from time to time experienced lower than anticipated manufacturing yields that have, in turn, resulted in our inability to meet our customer demand. We have been experiencing manufacturing defect rates for one of our products that are higher than the rates it experiences with our other products. We believe that our operations and quality teams have been able to reduce the defect rate for this product to a normal level. However, if we experience these issues again in the future, our revenues could be materially reduced and our warranty-related costs could be materially higher than currently anticipated.

It is common for yields in semiconductor fabrication facilities to fluctuate in times of high demand or due to poor workmanship or operational problems at these facilities. When these events occur, especially simultaneously, as happens from time to time, we may be unable to supply our customers’ demand. Many of these problems are difficult to detect at an early stage of the manufacturing process and, regardless of when the problems are detected, they may be time consuming and expensive to correct. In addition, because we purchase wafers, our exposure to low wafer yields from our subcontractors’ wafer foundries are increased. Poor yields from the wafer foundries or defects, integration issues or other performance problems in our products could cause our significant customer relations and business reputation problems, or force us to sell our products at lower gross margins and therefore harm our financial results. Conversely, unexpected yield improvements could result in us holding excess inventory that would also increase our product cost and negatively impact our profitability.

We base orders for inventory on the forecasts of our OEM customers’ demand and if its forecasts are inaccurate, our financial condition and liquidity would suffer.

We place orders with its suppliers based on the forecasts of our OEM customers’ demand. Our forecasts are based on multiple assumptions, each of which may introduce errors into our estimates. In the past, when the demand for our OEM customers’ products increased significantly, we were not able to meet demand on a timely basis, and we expended a significant amount of time working with our customers to allocate limited supply and maintain positive customer relations. As our network of distributors increases, we increase the possibility that the we may receive orders from these distributors that have a delivery date sooner than our manufacturing subcontractors can build and deliver product to us. In the past, we have experienced situations in which lead times discussed with customers were shorter than the manufacturing lead times available for the products ordered by those customers. We have had to work with these customers and our manufacturing subcontractors, to better align our ability to deliver products with our customers’ expectations.

If we underestimate or are otherwise surprised by increases in customer demand, we may forego revenue opportunities, lose market share and damage customer relationships. Conversely, if we overestimate customer demand, we may allocate resources to manufacturing products that we may not be able to sell. As a result, we would have excess or obsolete inventory, resulting in a decline in the value of our inventory, which would increase our cost of revenue and create a drain on our liquidity. Our failure to accurately manage inventory against demand would adversely affect our financial results.

To remain competitive, we need to continue to reduce the cost of our semiconductor chips, which includes migrating to smaller geometrical process, and our failure to do so may harm our business.

We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometrical processes, which are measured in microns or nanometers. We have designed our products to be manufactured in 0.8 micron to 0.065 micron geometry processes. We may migrate some of our current products to smaller geometry process technologies, and over time, we are likely to migrate to even smaller geometries. A smaller geometry generally reduces our production costs, which may enable us to be competitive in our pricing. The transition to smaller geometries requires us to work with our subcontractors to modify the manufacturing processes for our products, to develop new and more complex quality assurance tests and to redesign some products. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased product costs and expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes, all of which could harm our relationships with our customers, and our failure to do so would impact our ability to provide competitive prices to customers, which would have a negative impact on our sales. Additionally, upfront expenses associated with smaller geometry process technologies such as for masks and tooling can be significantly higher than those for the processes that we currently use, and our migration to these newer process technologies can result in significantly higher research and development expenses.

The complexity of our products could result in unforeseen delays or expenses and in undetected defects or bugs, which could damage our reputation with current or prospective customers and adversely affect the market acceptance of new products.

Highly complex products such as those that we offer frequently contain defects (commonly referred to as “bugs”), particularly when they are first introduced or as new versions are released. In the past, we have experienced, and may in the future experience, defects or bugs in our products. These defects or bugs may originate in third party intellectual property incorporated into our products as well as in technology or software designed by our engineers. Some customers do not detect defects that are experienced later by other customers due to variations in how each customer integrates our semiconductors into their equipment. If any of our products contains defects or bugs, or have reliability, quality or compatibility problems, our reputation may be damaged; and our OEM customers may be reluctant to buy our products, which could harm our ability to retain existing customers and attract new customers. In addition, these defects or bugs could interrupt or delay sales or shipment of our products to our customers.

Third-party claims of infringement or other claims against us could adversely affect our ability to market our products, require us to redesign our products or seek licenses from third parties, and harm our business. In addition, any litigation required to defend such claims could result in significant expenses and diversion of our resources.

Companies in the semiconductor industry and intellectual property holding companies (also called “patent trolls”) often aggressively protect and pursue their intellectual property rights. From time to time, we receive, and we are likely to continue to receive in the future, notices that claim our products infringe upon other parties’ proprietary rights. We are also aware that Conexant was recently sued by a patent holder that alleges that certain products which were acquired as part of the BBA product line acquisition, infringe a patent held by that party. At this time, we have not been named as a party to that litigation. While we do not believe that we are currently infringing the proprietary rights of the party in the Conexant litigation, or any other third parties, we may in the future be engaged in litigation with parties who claim that we have infringed their patents or misappropriated or misused their trade secrets or who may seek to invalidate one or more of our patents, and it is possible that we would not prevail in any future lawsuits. An adverse determination in any of these types of claims could prevent us from manufacturing or selling some of our products, could increase our costs of products and could expose us to significant liability. Any of these claims could harm our business. For example, in a patent or trade secret action, a court could issue a preliminary or permanent injunction that would require us to withdraw or recall certain products from the market or redesign certain products offered for sale or that are under development. In addition, we may be liable for damages for past infringement and royalties for future use of the technology and we may be liable for treble damages if infringement is found to have been willful. Even if claims against us are not valid or successfully asserted, these claims could result in significant costs and a diversion of management and personnel resources to defend.

Any potential dispute involving our patents or other intellectual property could also include our manufacturing subcontractors and OEM customers and/or service providers using our products, which could trigger our indemnification obligations to one or more of them and result in substantial expense to us.

In any potential dispute involving our patents or other intellectual property, our manufacturing subcontractors and OEM customers could also become the target of litigation. Because we often indemnify our customers for intellectual property claims made against them for products incorporating our technology, any litigation could trigger technical support and indemnification obligations in some of our license agreements, which could result in substantial expenses such as increased legal expenses, damages for past infringement or royalties for future use. From time to time, we receive notices that customers have received potential infringement notices from third parties. While we have not incurred any indemnification expenses as a result of notices received to date, any future indemnity claim could adversely affect our relationships with our OEM customers and result in substantial costs to us.

We face intense competition in the semiconductor industry and the broadband communications markets, which could reduce our market share and negatively impact our revenue.

The semiconductor industry and the broadband communications markets are intensely competitive. In the VDSL or VDSL-like technology, PON and communications processing markets, we currently competes or expects to compete with, among others, Broadcom Corporation, BroadLight, Inc., Cavium Networks, Inc., Freescale Semiconductor, Inc., Lantiq Deutschland GmbH, Marvell Technology Group Ltd., PMC-Sierra, Inc., Realtek Semiconductor Corp and TrendChip Technologies Corp. We expect competition to continue to increase. Competition has resulted and may continue to result in declining average selling prices for our products and market share.

We consider other companies that have access to DMT technology as potential competitors in the future, and we also may face competition from newly established competitors, suppliers of products based on new or emerging technologies and customers who choose to develop their own semiconductors. To remain competitive, we need to provide products that are designed to meet our customers’ needs. Our products must:

•	achieve optimal product performance;

•	comply with industry standards;

•	be cost-effective for its customers’ use in their systems;

•	meet functional specifications;

•	be introduced timely to the market; and

•	be supported by a high-level of customer service and support.

Many of our competitors may have stronger manufacturing subcontractor relationships than we have. In addition, many of our competitors have extensive technology libraries that could enable them to incorporate broadband or communications processing technologies into a more attractive product line than ours. Many of them also have longer operating histories, greater name recognition, larger customer bases, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. These competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. Accordingly, new competitors or alliances among competitors could emerge and rapidly acquire significant market share. Existing or new competitors may also develop alternative technologies that more effectively address our markets with products that offer enhanced features and functionality, lower power requirements, greater levels of semiconductor integration or lower cost. We cannot assure that we will be able to compete successfully against current or new competitors, in which case we may lose market share in our existing markets and our revenue may fail to increase or may decline.

Other data transmission technologies and communications processing technologies may compete effectively with the service provider services addressed by our products, which could adversely affect our revenue and business.

Our revenue currently is dependent upon the increase in demand for service provider services that use broadband technology and integrated residential gateways. Besides xDSL and other DMT-based technologies, service providers can decide to deploy PON or fiber. In this case, fiber is used to connect directly to the residence instead of using the existing copper phone line. As such, if a service provider decides to deploy FTTH, our xDSL products are not required. For example, a major service provider in Korea announced its intention to use more FTTH deployments in the future. Such deployments of fiber may be in lieu of xDSL products. If more service providers decide to use FTTH deployments, it could harm our xDSL business. Furthermore, residential gateways compete against a variety of different data distribution technologies, including Ethernet routers, set-top boxes provided by cable and satellite providers, wireless (WiFi and WiMax) and emerging power line and multimedia over coax alliance technologies. If any of these competing technologies proves to be more reliable, faster or less expensive than, or has any other advantages over the broadband technologies we provide, the demand for our products may decrease and our business would be harmed.

If we are unable to develop, introduce or to achieve market acceptance of our new semiconductor products, our operating results would be adversely affected.

Our future success depends on our ability to develop new semiconductor products and transition to new products, introduce these products in a cost-effective and timely manner and convince OEMs to select our products for design into their new systems. Our historical quarterly results have been, and we expects that our future results will continue to be, dependent on the introduction of a relatively small number of new products and the timely completion and delivery of those products to customers. The development of new semiconductor products is complex, and from time to time we have experienced delays in completing the development and introduction of new products. We have in the past invested substantial resources in emerging technologies that did not achieve the market acceptance that we had expected. In addition, We have substantially expanded our product line, and the resulting product development and support demands on our engineering organization, through the recently-completed acquisition of the BBA product line from Conexant.

Our ability to develop and deliver new semiconductor products successfully will depend on various factors, including our ability to:

•	successfully integrate certain technologies acquired in acquisitions into our product lines;

•	accurately predict market requirements and evolving industry standards;

•	accurately define new semiconductor products;

•	timely complete and introduce new product designs or features;

•	timely qualify and obtain industry interoperability certification of our products and the equipment into which our products will be incorporated;

•	ensure that our subcontractors have sufficient foundry capacity and packaging materials and achieve acceptable manufacturing yields;

•	shift our products to smaller geometry process technologies to achieve lower cost and higher levels of design integration; and

•	gain market acceptance of our products and our OEM customers’ products.

If we are unable to develop and introduce new semiconductor products successfully and in a cost-effective and timely manner, we will not be able to attract new customers or retain our existing customers, which would harm our business.

Our efforts to identify technologies and develop products designed to deliver broadband services inside the home may not ultimately be successful; if this is the case, our current long-term strategy would not result in the growth in the revenue we intend to generate, and we could experience a material negative effect on our business and equity value.

We have focused our long-term technology strategy on identifying technologies that would be used to deliver services such as high-definition television over various broadband wire line and wireless media within the home. This so-called “Digital Home” has received attention from leaders in semiconductors and systems. For instance, an industry organization named the “Home Grid Forum” was formed in April 2008 by Intel, Texas Instruments, Infineon and Panasonic in order to define the industry standards applicable to Digital Home technologies. We and several other smaller companies also are founding participants. If we are unable to develop products that comply with the standards set by the Home Grid Forum or other industry organizations, and our investments in Digital Home technologies do not result in any commercially viable products, we would not realize revenue growth based upon such technologies, and our business and equity value could suffer as a result.

Our products include a significant amount of firmware. If we are unable to deliver the firmware in a timely manner, we may have to delay revenue recognition at the end of a quarter, which could lead to significant unplanned fluctuations in our quarterly revenue. As a result, we may fail to meet or exceed our forecasts or the expectations of securities analysts or investors, which could cause the market price of our common stock to decline.

In connection with new product introductions in a given market, we release production quality code to our OEM customers. This firmware is required for our products to function as intended. If the production-ready firmware is not released in a timely manner, we may have to defer all revenue related to the semiconductors that it may have already shipped during the quarter, and therefore, cause us to miss our revenue guidance. In addition, a customer may demand a specific future software feature as part of our order. As such, we may have to delay recognition on some or all of our revenue related to that customer’s order until the future software feature is delivered. Such delays or deferrals in revenue recognition could lead to significant fluctuations in our quarterly revenue and operating results and cause us to fail to meet or exceed our quarterly revenue guidance.

Rapidly changing standards and regulations could make our products obsolete, which would cause our revenue and operating results to suffer.

We design our products to conform to regulations established by governments and to standards set by industry standards bodies worldwide such as the Committee T1E1.4 (now known as NIPP-NAI) of the ATIS (accredited by ANSI), and worldwide by both the IEEE and the ITU-T. Because our products are designed to conform to current specific industry standards, if competing standards emerge that are preferred by our customers, we would have to make significant expenditures to develop new products. If our customers adopt new or competing industry standards with which our products are not compatible, or the industry groups adopt standards or governments issue regulations with which our products are not compatible, our existing products would become less desirable to our customers, and our revenue and operating results would suffer.

If we fail to secure or protect our intellectual property rights, competitors may be able to use our technologies, which could weaken our competitive position, reduce our revenue or increase our cost.

Our success will depend, in part, on our ability to protect our intellectual property. We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. Our pending patent applications may not result in issued patents, and our existing and future patents may not be sufficiently broad to protect our proprietary technologies or may be held invalid or unenforceable in court. While we are not currently aware of misappropriation of our existing technology, policing unauthorized use of our technology is difficult and we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in foreign countries where we have not applied for patent protections and, even if such protections were available, the laws may not protect our proprietary rights as fully as United States law. The patents we have obtained or licensed, or may obtain or license in the future, may not be adequate to protect our proprietary rights. Our competitors may independently develop or may have already developed technology similar to us, duplicate our products or design around any patents issued to us or our other intellectual property. In addition, we have been, and may be, required to license our patents as a result of our participation in various standards organizations. If competitors appropriate our technology and it is not adequately protected, our competitive position would be harmed, our legal costs would increase and our revenue would be harmed.

Changes in current or future laws or regulations or the imposition of new laws or regulations by federal or state agencies or foreign governments could impede the sale of our products or otherwise harm our business.

The effects of regulation on our customers or the industries in which they operate may materially and adversely impact our business. For example, the Ministry of Internal Affairs and Communications in Japan, the Ministry of Communications and Information in Korea, various national regulatory agencies in Europe, as well as the European Commission in the European Union, along with the U.S. Federal Communications Commission have broad jurisdiction over our target markets. Although the laws and regulations of these and other federal or state agencies may not be directly applicable to our products, they do apply to much of the equipment into which our products are incorporated. Governmental regulatory agencies worldwide may affect the ability of telephone companies to offer certain services to their customers or other aspects of their business, which may in turn impede sales of our products.

In addition to the laws and regulations specific to telecommunications equipment, other laws and regulations affect our business. For instance, changes in tax, employment and import/export laws and regulations, and changes their enforcement, commonly occur in the various countries in which we operate. If changes in those law and regulations, or in the enforcement of those laws and regulations, occur in a manner we did not anticipate, those changes could cause us to have increased operating costs or to pay higher taxes, and thus have a negative effect on our operating results.

Compliance with the requirements imposed by Section 404 of the Sarbanes-Oxley Act, referred to as SOX, could harm our operating results, ability to operate our business and our investors’ view of our company.

If we do not maintain the adequacy of our internal controls, as standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we has effective internal control over financial reporting in accordance with Section 404 of SOX. There is a risk that neither our company, nor our independent registered public accounting firm, will be able to conclude that our internal control over financial reporting is effective as required by Section 404 of SOX. In addition, during the course of our testing we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by SOX for compliance with the requirements of Section 404. Effective internal controls particularly those related to revenue recognition, valuation of inventory and warranty provisions, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could drop significantly.

We are highly dependent upon manufacturing, development and marketing activities outside of the United States, and as our international manufacturing, development and sales operations expand, we will be increasingly exposed to various legal, business, political and economic risks associated with our international operations.

We currently obtain substantially all of our manufacturing, assembly and testing services from suppliers and subcontractors located outside the United States, and have a significant portion of our research and development team located in China, India and France. In addition, 92% of our revenue for the year in 2009 and 92% of our revenue for the year is 2008 were derived from sales to customers outside the United States. We have expanded our international business activities and may open other design and operational centers abroad. International operations are subject to many other inherent risks, including but not limited to:

•	political, social and economic instability, including war and terrorist acts;

•	exposure to different legal standards, particularly with respect to intellectual property;

•	trade and travel restrictions;

•	the imposition of governmental controls and restrictions or unexpected changes in regulatory requirements;

•	burdens of complying with a variety of foreign laws;

•	import and export license requirements and restrictions of the United States and each other country in which we operate;

•	foreign technical standards;

•	changes in tariffs;

•	difficulties in staffing and managing international operations;

•	foreign currency exposure and fluctuations in currency exchange rates;

•	difficulties in collecting receivables from foreign entities or delayed revenue recognition; and

•	potentially adverse tax consequences.

Because we are currently substantially dependent on our foreign sales, research and development and operations, any of the factors described above could significantly harm our ability to produce quality products in a timely and cost effective manner, and increase or maintain our foreign sales.

Fluctuations in exchange rates between and among the Euro, the Indian rupee, the Japanese yen, the Korean won, the Singapore dollar and the U.S. dollar, and, as well as other currencies in which we do business, may adversely affect our operating results.

We maintain extensive operations internationally. We have offices in China, India and other offices in France, Germany, Japan, Korea, Singapore and Taiwan. We incur a portion of our expenses in currencies other than the U.S. dollar, including the Chinese Yuan, Euro, the Indian rupee, the Korean won, the Japanese yen, Singapore dollar and the Taiwanese dollar. As a result, we may experience foreign exchange gains or losses due to the volatility of these currencies compared to the U.S. dollar. Because we report our results in U.S. dollars, the difference in exchange rates in one period compared to another directly impacts period to period comparisons of our operating results. In addition, our sales have been historically denominated in U.S. dollars. Currency exchange rates have been especially volatile in the recent past and these currency fluctuations may make it difficult for us to predict and/or provide guidance on our results. Currently, we have not implemented any strategies to mitigate risks related to the impact of fluctuations in currency exchange rates and we cannot predict future currency exchange rate changes.

Several of the facilities that manufacture our products, most of our OEM customers and the service providers they serve, and our California facility are located in regions that are subject to earthquakes and other natural disasters.

Several of our subcontractors’ facilities that manufacture, assemble and test our products, and four of our subcontractor’s wafer foundries, are located in Malaysia, Singapore and Taiwan. Several large customers are located in Japan and Korea. The Asia-Pacific region has experienced significant earthquakes and other natural disasters in the past, including a recent major earthquake in Taiwan, and could be subject to additional seismic activities. Any earthquake or other natural disaster in these areas could significantly disrupt these manufacturing facilities’ production capabilities and could result in us experiencing a significant delay in delivery, or substantial shortage, of wafers in particular, and possibly in higher wafer prices, and our products in general. Our headquarters in California are also located near major earthquake fault lines. If there is a major earthquake or any other natural disaster in a region where one of our facilities is located, it could significantly disrupt our operations.

Our investments in marketable securities may experience further decline in value, which would require us to recognize a charge and adversely affect our operating results.

Our marketable securities portfolio, which totals $15.0 million at January 3, 2010, includes auction rate securities of $0.7 million ($5.0 million at face value). Auction rate securities are securities that are structured with short-term interest rate reset dates of generally less than ninety days, but with contractual maturities that can be well in excess of ten years. At the end of each interest reset period, which occurs every seven to thirty-five days, investors can sell or continue to hold the securities at par. In the third quarter of 2007, certain auction rate securities with a cost value of $7.2 million failed auction and did not sell. We recorded an other-than-temporary impairment charge of approximately $6.2 million during the three months ended September 28, 2008 related to these auction rate securities. Although we believe that $0.7 million is the current fair value of these securities, there is a risk that the value of the securities may decline in value further, which would result in additional loss being recognized in our statement of operations.

Changes in our tax rates could affect our future results.

Our future effective tax rates could be favorably or unfavorably affected by the absolute amount and future geographic distribution of our pre-tax income, our ability to successfully shift our operating activities to foreign operations and the amount and timing of inter-company payments from our foreign operations subject to U.S. income taxes related to the transfer of certain rights and functions.

Risks Related to Our Common Stock

The market price of our common stock has been and may continue to be volatile, and holders of our common stock may not be able to resell shares at or above the price paid, or at all.

The market price of our common stock has fluctuated substantially since our initial public offering and is likely to continue to be highly volatile and subject to wide fluctuations. Fluctuations have occurred and may continue to occur in response to various factors, many of which we cannot control, including:

•	quarter-to-quarter variations in our operating results;

•	announcements of changes in our senior management;

•	the gain or loss of one or more significant customers or suppliers;

•	announcements of technological innovations or new products by our competitors, customers or our Company;

•	the gain or loss of market share in any of our markets;

•

general economic and political conditions and specific conditions in the semiconductor industry and broadband technology markets, including seasonality in sales of consumer products into which our products are incorporated;

•	continuing international conflicts and acts of terrorism;

•	changes in earnings estimates or investment recommendations by analysts;

•	changes in investor perceptions;

•	changes in product mix; or

•	changes in expectations relating to our products, plans and strategic position or those of our competitors or customers.

The closing sale price of our common stock on the NASDAQ Global Market for the period of January 1, 2007 to January 3, 2010 ranged from a low of $1.02 to a high of $9.34.

In addition, the market prices of securities of semiconductor and other technology companies have been volatile, particularly companies, like ours, with low trading volumes. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. Accordingly, holders of our common stock may not be able to resell their shares at or above the price paid.

The pending class action litigation could cause us to incur substantial costs and divert our management’s attention and resources.

In November 2006, three putative class action lawsuits were filed in the United States District Court for the Southern District of New York against our Company, our directors and two former executive officers, as well as the lead underwriters for our initial and secondary public offerings. The lawsuits were consolidated and an amended complaint was filed on April 24, 2007. The amended complaint sought unspecified damages for certain alleged material misrepresentations and omissions made by our Company in connection with both our initial public offering in September 2005 and our follow-on offering in March 2006. The Court dismissed the case with prejudice on March 10, 2008. On March 25, 2008, plaintiffs filed a motion for reconsideration, and on June 12, 2008, the District Court denied the motion for reconsideration. On October 15, 2008, plaintiffs appealed the District Court’s dismissal of the amended complaint and denial of its motion for reconsideration to the United States Court of Appeals for the Second Circuit. On September 17, 2009, the Second Circuit issued a summary order, vacating the District Court’s denial of plaintiffs’ motion for reconsideration, and remanding the case to the District Court for further consideration. On November 9, 2009, the District Court held a status conference to determine next steps as a result of the Court of Appeals’ Order. At the conference, the District Court ordered that the parties brief the issue of the impact of the Court of Appeals’ Order. Briefing on this issue is completed and the parties are awaiting a ruling from the District Court.

If we are not successful in our defense of the lawsuits, we could be forced to make significant payments to class members and their lawyers, and such payments could have a material adverse effect on our business, financial condition, cash flows and results of operations, if not covered by our insurance service providers. Even if such claims are not successful, the litigation could result in substantial expenses and the diversion of management’s attention, which could have an adverse effect on our business.

If securities or industry analysts do not continue to publish research or reports about our business, or if they issue an adverse opinion regarding our common stock, the market price of our common stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover our company issues an adverse opinion regarding our common stock, the stock price would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price of our common stock or trading volume to decline.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the right of our Board of Directors to elect a director to fill a vacancy created by the expansion of our Board of Directors;

•	the establishment of a classified Board of Directors requiring that not all members of the board be elected at one time;

•	the prohibition of cumulative voting in the election of directors which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of our Board of Directors to alter our bylaws without obtaining stockholder approval;

•

the ability of our Board of Directors to issue, without stockholder approval, up to 1,000,000 shares of preferred stock with terms set by the Board of Directors, which rights could be senior to those of common stock;

•

the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	the required approval of holders of a majority of the shares entitled to vote at an election of directors to remove directors for cause; and

•	the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

We are also subject to provisions of the Delaware General Corporation Law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for three years after the point in time that such stockholder acquired shares constituting 15% or more of our shares, unless the holder’s acquisition of our common stock was approved in advance by our Board of Directors.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” You should not place undue reliance on these statements. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategies, our expectations on competition and competitive pricing, the expected growth of the broadband semiconductor and network processor markets, and their impact on our business, our dependency on establishing and maintaining relationships with established OEMs, ODMs, service providers and other industry leaders, increases in research and development costs, sales and marketing expenses and general and administrative expenses and stock-based compensation charges, our belief that we have leading edge technology, our sources of revenue, fluctuation in our operating results, our anticipated cash needs, our need for additional debt financing, our estimates regarding our capital requirements, our needs for additional financing, price reductions, our dependency on relationships with and concentration of our customers, costs of being a public company and future acquisitions or investments. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may” or similar expressions. These statements are based on certain assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate in these circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. Some important factors, in addition to those set forth above under “Risk Factors,” include:

•	the development of the markets for broadband communications and network processor technology;

•	factors affecting our quarterly results;

•	our sales cycle;

•	price reductions;

•	our dependence on and qualification of foundries to manufacture our products;

•	production capacity;

•	our ability to adequately forecast demand for our products;

•	our customer relationships;

•	our ability to compete successfully;

•	our product warranties; and

•	the impact of our intellectual property indemnification practices.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur and you should not place undue reliance upon them. All forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to update beyond that required by law any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale or disposition of shares of our common stock, or interests therein, by the selling stockholders. The proceeds from the sale or disposition of the shares of our common stock, or interests therein, covered by this prospectus are solely for the accounts of the selling stockholders. We may receive proceeds upon the exercise of warrants, up to 7,800,000 shares at an exercise price of $1.75 per share, held by the selling stockholders to the extent the warrant exercise prices are paid in cash. We intend to use any such proceeds for general corporate purposes, including working capital.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares, or interests therein. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

We are registering for resale shares of our common stock held by, and common stock that is issuable upon the exercise of warrants held by, the selling stockholders identified below. Pursuant to a Securities Purchase Agreement dated April 21, 2009, by and among us, Tallwood III, L.P., a Delaware limited partnership, Tallwood III Partners, L.P., a Delaware limited partnership, Tallwood III Associates, L.P., a Delaware limited partnership, and Tallwood III Annex, L.P., a Delaware limited partnership, we issued 24,000,000 shares of our common stock and warrants exercisable for up to 7,800,000 shares of our common stock.

The table below presents information regarding the selling stockholders and the shares that they may sell or otherwise dispose of from time to time under this prospectus. The shares of our common stock covered by this prospectus consist of shares of our common stock issued in the private placement. Such shares, or interests therein, may also be sold or otherwise disposed of by donees, pledgees and other transferees or successors in interest of the selling stockholders. Except as noted in the footnotes below, to our knowledge, none of the selling stockholders has held any position or office with us or any of our predecessors or affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our shares or other securities.

This table is prepared based in part on information supplied to us by the selling stockholders identified below as of April 9, 2010. The number of shares in the column “Number of Shares of Common Stock Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus. In addition, the table assumes that the selling stockholders sell all of such shares. However, because the selling stockholders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold or otherwise disposed of by the selling stockholders or that will be held by the selling stockholders after completion of such sales or other dispositions. Information concerning the selling stockholders may change from time to time, and any changed information will be presented in a supplement to this prospectus if and when necessary and required.

	Shares Beneficially Owned Prior to Offering (1)		Number of Shares of Common Stock Being Offered	Shares Beneficially Owned After Offering (1)
Selling Stockholders	Number	Percent		Number	Percent

Tallwood III L.P. (2)	13,349,034	20%	13,349,034	—	—

Tallwood III Partners L.P. (3)	1,690,397	3%	1,690,397	—	—

Tallwood III Associates L.P. (4)	103,426	*	103,426	—	—

Tallwood III Annex L.P. (5)	16,657,143	25%	16,657,143	—	—

Total	31,800,000	45%	31,800,000	—	—

*	Less than 1%.
(1)	Percentages are based on 63,096,465 shares of our common stock outstanding on January 8, 2010.
(2)	Includes 3,274,291 shares subject to warrants that are immediately exercisable with an exercise price of $1.75 per share. Principal address is c/o Tallwood Venture Capital, 400 Hamilton Ave., Suite 200, Palo Alto, California 94301. Based on information reported on a Schedule 13D/A filed with the Securities and Exchange Commission on September 8, 2009, Tallwood III Management, LLC, a Delaware limited liability company, or Tallwood Management, is the general partner of Tallwood III, L.P., a Delaware limited partnership, or Tallwood III, and may be deemed to have shared voting and dispositive power with respect to the Common Stock and Warrants beneficially owned by Tallwood III. Tallwood Management, however, disclaim beneficial ownership of such shares of Common Stock and Warrants except to the extent of its pecuniary interest therein. Each of Luis Arzubi, Diosdado Banatao and George Pavlov is a managing member of Tallwood Management and may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock and Warrants beneficially owned by the Tallwood III. Messrs. Arzubi, Banatao and Pavlov, however, disclaim beneficial ownership of such shares of Common Stock and Warrants except to the extent of each such person’s pecuniary interest therein.

(3)	Includes 414,626 shares subject to warrants that are immediately exercisable with an exercise price of $1.75 per share. Principal address is c/o Tallwood Venture Capital, 400 Hamilton Ave., Suite 200, Palo Alto, California 94301. Based on information reported on a Schedule 13D/A filed with the Securities and Exchange Commission on September 8, 2009, Tallwood Management is the general partner of Tallwood III Partners, L.P., a Delaware limited partnership, or Tallwood III Partners, and may be deemed to have shared voting and dispositive power with respect to the Common Stock and Warrants beneficially owned by Tallwood III Partners. Tallwood Management, however, disclaim beneficial ownership of such shares of Common Stock and Warrants except to the extent of its pecuniary interest therein. Each of Luis Arzubi, Diosdado Banatao and George Pavlov is a managing member of Tallwood Management and may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock and Warrants beneficially owned by Tallwood III Partners. Messrs. Arzubi, Banatao and Pavlov, however, disclaim beneficial ownership of such shares of Common Stock and Warrants except to the extent of each such person’s pecuniary interest therein.
(4)	Includes 25,369 shares subject to warrants that are immediately exercisable with an exercise price of $1.75 per share. Principal address is c/o Tallwood Venture Capital, 400 Hamilton Ave., Suite 200, Palo Alto, California 94301. Based on information reported on a Schedule 13D/A filed with the Securities and Exchange Commission on September 8, 2009, Tallwood Management is the general partner of Tallwood III Associates, L.P., a Delaware limited partnership, or Tallwood III Associates, and may be deemed to have shared voting and dispositive power with respect to the Common Stock and Warrants beneficially owned by Tallwood III Associates. Tallwood Management, however, disclaim beneficial ownership of such shares of Common Stock and Warrants except to the extent of its pecuniary interest therein. Each of Luis Arzubi, Diosdado Banatao and George Pavlov is a managing member of Tallwood Management and may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock and Warrants beneficially owned by Tallwood III Associates. Messrs. Arzubi, Banatao and Pavlov, however, disclaim beneficial ownership of such shares of Common Stock and Warrants except to the extent of each such person’s pecuniary interest therein.
(5)	Includes 4,085,714 shares subject to warrants that are immediately exercisable with an exercise price of $1.75 per share. Principal address is c/o Tallwood Venture Capital, 400 Hamilton Ave., Suite 200, Palo Alto, California 94301. Based on information reported on a Schedule 13D/A filed with the Securities and Exchange Commission on September 8, 2009, Tallwood III Annex Management, LLC, a Delaware limited liability company, or Tallwood Annex Management, is the general partner of Tallwood III Annex, L.P., a Delaware limited partnership, or Tallwood III Annex, and may be deemed to have shared voting and dispositive power with respect to the Common Stock and Warrant beneficially owned by Tallwood III Annex. Tallwood Annex Management, however, disclaim beneficial ownership of such shares of Common Stock and Warrant except to the extent of its pecuniary interest therein. Each of Luis Arzubi, Diosdado Banatao and George Pavlov is a managing member of Tallwood Annex Management and may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock and Warrants beneficially owned by Tallwood III Annex. Messrs. Arzubi, Banatao and Pavlov, however, disclaim beneficial ownership of such shares of Common Stock and Warrants except to the extent of each such person’s pecuniary interest therein.

PLAN OF DISTRIBUTION

We are registering 31,800,000 shares of our common stock under this prospectus on behalf of the selling stockholders. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling such shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer. These shares of our common stock may be sold or distributed from time to time by the selling stockholders or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or fixed prices. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the securities using one or more or a combination of the following methods, but in any case only after the effective date of the registration statement of which this prospectus is a part:

•	on the Nasdaq Global Market (or any other exchange or automated quotation system on which the shares may be listed);

•	on the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker or dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through the distribution of shares of our common stock by any selling stockholders to its partners, members or stockholders;

•	through one or more underwritten offerings on a firm commitment or best efforts basis;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 (Securities Act) may be sold under Rule 144 rather than pursuant to this prospectus. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock, from time to time, under this prospectus or under a supplement to this prospectus under Rule 424(b) or under any applicable provision of the

Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with distributions of the shares of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which institutions may, in turn, engage in short sales of shares of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the shares of our common stock short and redeliver these shares to close out the selling stockholders’ short positions or loan or pledge shares of our common stock to broker-dealers that may in turn sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares of our common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the shares of our common stock offered by them will be the purchase price of the shares less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of our common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers, to participate in effecting sales of shares of our common stock. These brokers or dealers may act as a principal or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of such shares at a stipulated price per security. If the broker-dealer is unable to sell such shares acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire such shares as principals may thereafter resell them from time to time in transactions in any stock exchange or automated interdealer quotation system on which such shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

To the extent required under the Securities Act, the aggregate number of shares of our common stock being offered by a selling stockholder and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offering will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of such shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder or purchasers of selling stockholders’ securities of securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the shares of our common stock or interests therein may be “underwriters” within the meaning of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares, or interests therein. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

In order to comply with the securities laws of some states or other jurisdictions, if applicable, the shares of our common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some jurisdictions such shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling stockholders or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making and certain other activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.

To the extent required under the Securities Act, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

LEGAL MATTERS

The validity of the shares of our common stock being offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 28, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Broadband Access Product Line of Conexant Systems, Inc. as of October 3, 2008 and September 28, 2007, and related statements of operations for each of the three fiscal years in the period ended October 3, 2008, incorporated in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act. This prospectus is part of the registration statement, but the registration statement includes and incorporates by reference additional information and exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that site on the world wide web is http://www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Later information that we file with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended January 3, 2010;

•

our Current Reports on Form 8-K filed with the SEC on January 8, 2010, February 8, 2010 (excluding any portion thereof furnished under Items 2.02 and 9.01), March 2, 2010, March 9, 2010, March 18, 2010, April 2, 2010, April 9, 2010 and April 28, 2010 (excluding any portion thereof furnished under items 2.01 and 9.01) and our amended Current Report on Form 8-K/A filed with the SEC on March 9, 2010;

•

the description of our common stock contained in our Registration Statement on Form S-1 (File No. 333-116880) filed on February 27, 2006, including any amendment or report filed for the purpose of updating such description;

•

financial statements of BBA as of and for the nine months ended July 3, 2009 and as of and for the years ended October 3, 2008, September 28, 2007 and September 29, 2006. Incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on January 8, 2010; and

•

the pro forma financial information of the Company for the fiscal years ended January 3, 2010 and December 28, 2008. Incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on March 18, 2010.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the initial filing date of the registration statement of which this prospectus is a part and the effectiveness of the registration statement, as well as between the date of this prospectus and the termination of any offering of securities offered by this prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus, at no cost, by writing or telephoning us at the following address and number: 47669 Fremont Boulevard, Fremont, CA 94538, Attn: Corporate Secretary, telephone (510) 979-0400. We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.